February 28, 2006 Summary of Consolidated Financial Statement (TRANSLATION)

April 12, 2006
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe, Hyogo 650-0046
Japan
(URL: http://www.daiei.co.jp)




- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Interim dividends system and unit share system; 1 unit = 50 shares
- Representative: Yasuyuki Higuchi President & Chief Operating Officer
- Inquiries relating to this announcement should be made to:

Mr. Hiroo Monden
Divisional Manager
Corporate Management Division
(Tel.) +81-3-3433-9554 Tokyo, Japan

The Daiei, Inc. has announced the consolidated business results for the year ended February 28, 2006.

Notes

As far as consolidated financial data are concerned, any fractional sums of less than one million yen are rounded.

- The financial statements of the fiscal year ended February 28, 2006 were approved at the meeting of the Board of Directors held on April 12, 2006.
- Name of parent Company and other
  : Industrial Revitalization Corporation of Japan and the other company
- The percentage of voting right held by parent company and other : 33.7%
- Accounting change : None

1. Consolidated business results (from March 1, 2005 to February 28, 2006)

(1) Business results[Increase (Decrease or Loss)]

	Operating revenues	Operating income	Ordinary profit
	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 28, 2006	1,675,127 (8.7%)	44,527 5.0%	24,268 232.4%
February 28, 2005	1,833,818 (8.0%)	42,390 (17.9%)	7,301 (76.8%)

	Net income	Net income per share	Diluted earnings per share
	[In millions of yen]	[In yen]	[In yen]
February 28, 2006	413,160 (-)	2,371.74	2,205.20
February 28, 2005	(511,198) (-)	(806.43)	-

	Ratio of net income to Shareholder's equity	Ratio of ordinary profit to Total assets	Ratio of ordinary profit to Operating revenues
	[%]	[%]	[%]
February 28, 2006	-	1.6	1.4
February 28, 2005	-	0.4	0.4

Notes

(1) Equity in net profit of affiliates [In millions of yen]

For the term ended February 28, 2006 (3,653)

For the term ended February 28, 2005 (17,399)

(2) Numbers of shares average (consolidated)

Please refer to the page 4.

(3) Accounting change : None

(4) Percent indication of Operating revenues, Operating income, Ordinary profit and Net income are rate of change between February 28, 2005.

(5) We carried out a 1-for-10 reverse stock split of outstanding ordinary stocks at May 10, 2005. ''Numbers of shares average'', "Net income per share" and "Diluted earnings per share" are calculated on the premise that the stocks were split down at the beginning of the period.

(2) Financial condition[Increase (Decrease or Loss)]

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Net worth per share
	[In millions of yen]	[In millions of yen]	[%]	[In yen]
February 28, 2006	1,343,307	112,632	8.4%	568.85
February 28, 2005	1,626,800	(412,098)	(25.3%)	(1,457.04)

Notes

Number of shares issued (consolidated)

Please refer to the page 4.

(3)Statement of cash flows [Increase (Decrease) in cash] [In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
February 28, 2006	12,005	115,526	(163,213)	169,336
February 28, 2005	36,228	8,990	(36,466)	204,151

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2006	Increase	Decrease
Consolidated subsidiaries	77	2	21
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	11	—	2

2. Forecast of consolidated operations for the year ending February 28, 2007 : [In millions of yen]

	Operating revenues	Ordinary profit	Net income
August 31, 2006	660,000	16,000	5,000
February 28, 2007	1,330,000	42,000	5,000

(Reference) Net income per share: 25.25 (In yen)

*As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

Note

＊1. Used formula of consolidated operations for the year ended February 28, 2006

・Net income per share

Net income for common share／Number of outstanding common shares average for the year ended February 28, 2006

・Diluted earnings per share

Net income for common share／(Numbers of common shares average for the year ended February 28, 2006 + Number of diluted shares)

・Net worth per share

Amount of shareholders' equity as of February 28, 2006 for common share／Number of outstanding common shares for the year ended February 28, 2006

The common shares mentioned above include the number of Class *Kou* shares, Class-A preferred shares

and Class-G preferred shares applied by under if converted method.

＊2. Used formula of forecast of consolidated operations for the year ending February 28, 2007

・Expected net income per share

Expected net income for common share／Numbers of outstanding common shares for the year ended February 28, 2006

The common shares mentioned above include the number of Class *Kou* shares applied by under if converted method.

※1 Number of outstanding shares average (consolidated) [In thousands of shares]

	As of February 28, 2005	As of February 28, 2006
Common shares	433,120	89,497
Class *Koh* shares	—	80,606
Class-A preferred shares	4,500	863
Class-B preferred shares	4,500	863
Class-D (1) preferred shares	20,000	1,643
Class-D (2) preferred shares	20,000	1,643
Class-E preferred shares	50,000	9,589
Class-F preferred shares	80,000	15,342
Class-G preferred shares	50,000	9,589

※2 Number of outstanding shares at the end of the term (consolidated) [In thousands of shares]

	As of February 28, 2005	As of February 28, 2006
Common shares	442,058	98,266
Class *Koh* shares	—	99,733
Class-A preferred shares	4,500	—
Class-B preferred shares	4,500	—
Class-D (1) preferred shares	20,000	—
Class-D (2) preferred shares	20,000	—
Class-E preferred shares	50,000	—
Class-F preferred shares	80,000	—
Class-G preferred shares	50,000	—

(Note) The increase and decrease of the number of issued shares for the fiscal year ended February 28, 2006 consolidated accounting period is as follows.

[In thousands of shares]

<table>
<tr><th></th><th>Class of shares</th><th>Number of shares issued (Decrease)</th><th>Amount of formal capitalization of reserves</th></tr>
<tr><td rowspan="3">The Class D (1) and Class D (2) preferred shares have been converted to common shares.
(March 31, 2005)</td><td>Class-D (1) preferred shares</td><td>(20,000)</td><td>–</td></tr>
<tr><td>Class-D (2) preferred shares</td><td>(20,000)</td><td>–</td></tr>
<tr><td>Converted to Common shares</td><td>181,077</td><td>–</td></tr>
<tr><td>The reverse stock split of shares.
Stock reverse-split ratio: A 1-for-10 reverse stock split.
(May 10, 2005)</td><td>Common shares</td><td>(567,895)</td><td>–</td></tr>
<tr><td rowspan="5">The capital reduction and the cancellation of shares with no payment made to the holders of the Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares in conjunction with the capital reduction.
(May 10, 2005)</td><td>Class-A preferred shares</td><td>(4,500)</td><td rowspan="5">(119,010,560)</td></tr>
<tr><td>Class-B preferred shares</td><td>(4,500)</td></tr>
<tr><td>Class-E preferred shares</td><td>(50,000)</td></tr>
<tr><td>Class-F preferred shares</td><td>(80,000)</td></tr>
<tr><td>Class-G preferred shares</td><td>(50,000)</td></tr>
<tr><td rowspan="2">Allocation of new shares to the third party
(May 10, 2005)</td><td>Common shares</td><td>33,244</td><td>18,517,270</td></tr>
<tr><td>Class Koh shares</td><td>99,733</td><td>37,499,965</td></tr>
<tr><td>Shares exchange with Jujiya shares
Exchange ratio
Jujiya : Daiei
1 : 0.043
(July 1, 2005)</td><td>Common stock</td><td>2,960</td><td>–</td></tr>
</table>